                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of: December 2002                 Commission File Number: 1-14830

                             GILDAN ACTIVEWEAR INC.
                              (Name of Registrant)

                              725 MONTEE DE LIESSE
                          VILLE SAINT-LAURENT, QUEBEC
                                 CANADA H4T-1P5
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

            Form 20-F                               Form 40-F   X
                      -----                                   -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

            Yes                                     No   X
                -----                                  -----

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

[GILDAN ACTIVEWEAR LOGO]


PRESS RELEASE
-------------

Contact: Laurence G. Sellyn, Executive Vice President Finance and Chief Financial Officer
             Tel: (514) 343-8805
             Email: lsellyn@gildan.com

             Rick Leckner
             Maison Brison
             Tel :  (514) 731-0000
             Email :  rick@maisonbrison.com


 GILDAN ACTIVEWEAR ANNOUNCES 31% GROWTH IN EARNINGS PER SHARE FOR FISCAL 2002,
                  COMBINED WITH FREE CASH FLOW OF $111 MILLION

           - WELL POSITIONED FOR CONTINUING SALES AND EARNINGS GROWTH DUE TO NEW STRATEGIC MANUFACTURING INVESTMENTS -


MONTREAL, FRIDAY, DECEMBER 6, 2002 - Gildan Activewear Inc. (NYSE: GIL; TSX:
GIL.A) today released its financial results for its fourth quarter and fiscal year ended September 29, 2002.


FOURTH QUARTER SALES AND EARNINGS

Net earnings for the fourth quarter of fiscal 2002 were $19.6 million or $0.66 per share on a diluted basis, compared with $6.7 million or $0.23 per diluted share in the fourth quarter of fiscal 2001 before special charges and adjustments. In the fourth quarter of fiscal 2001, the Company incurred a loss of $38.8 million or $1.33 per diluted share, after reflecting special charges and adjustments totaling $45.5 million, or $1.56 per share.

Earnings and earnings per share in the most recent quarter were both records for the Company for the fourth quarter of any fiscal year. The significant increase compared with fiscal 2001 was due to continuing growth in sales and higher gross margins, partially offset by higher selling, general and administrative expenses.

Sales for the quarter were a fourth quarter record at $159.9 million, up 38.8% from $115.2 million in the fourth quarter last year. The higher sales reflected a 26.8% increase in unit shipments, combined with a higher value product-mix compared with the fourth quarter of fiscal 2001. In the fourth quarter last year, product mix included a higher proportion of lower-value white T-shirts as a result of the surge in demand following the events of September 11, 2001. Also, golf shirts and fleece accounted for a higher proportion of sales in the fourth quarter of fiscal 2002 compared to the previous year.

According to the S.T.A.R.S. reports from ACNielsen Market Decisions, unit shipments for the overall industry were slightly down for the fourth quarter of fiscal 2002, primarily due to the impact in the prior year of September 11, as well as continuing weak demand for golf shirts due to the downturn in the corporate promotional market. In spite of the absence of overall industry growth, unit sales for Gildan were up significantly from the fourth quarter of last year, due to continuing market share penetration in all product categories. In T-shirts, the Company further reinforced its No. 1 overall market share position, with a share of 28.0% according to S.T.A.R.S., compared with 25.8% in the fourth quarter of fiscal 2001. The Company's share in the golf shirt segment increased to 15.0%, up from 8.8% in the fourth quarter of the prior year, while Gildan's share in fleece increased to 11.7%, from 9.7% a year ago.

Gildan's sales in Europe increased by 77% compared with the fourth quarter of last year, as the Company continued to achieve strong share penetration in this market.

Gross margins for the fourth quarter were 28.1%, compared with 24.2% in the fourth quarter last year, before reflecting the impact of the special charges in the prior year. The increase in gross margins reflected significantly lower raw material costs compared with a year ago, combined with the impact of favourable manufacturing efficiencies, increased vertical integration in yarn spinning and the higher valued product mix. Selling, general and administrative expenses for the quarter were $15.5 million, up 23.6% from the fourth quarter of fiscal 2001, before reflecting the special charges in the previous year. The increase was due to provision for the Company's performance-based incentive plan and higher variable distribution expenses. As a percentage of sales, selling, general and administrative expenses declined to 9.7%, compared with 10.5% last year.


FULL YEAR SALES AND EARNINGS

Sales for the full fiscal year in 2002 were a record $600.7 million, up 19.0% from $504.9 million a year ago. Net earnings were a record $66.5 million, an increase of 32.2% over net earnings before special charges of $50.3 million in fiscal 2001. Diluted earnings per share were a record, at $2.26, slightly above the top end of the Company's guidance range, and up 31.4% from $1.72 per diluted share last year before special charges. After special charges, net earnings in fiscal 2001 were $0.8 million, or $0.03 per diluted share. Return on equity for fiscal 2002 was 29.4%.

CASH FLOW

The Company generated $53.2 million of free cash flow after capital expenditures in the fourth quarter, due to the cash flow from its operating earnings and continuing reduction of working capital. For the full 2002 fiscal year, Gildan generated $111.1 million of free cash flow. Days sales outstanding in trade accounts receivable at the year-end amounted to 44 days, compared to 92 days in the fourth quarter of fiscal 2001. At September 29, 2002 inventories amounted to $113.0 million, down $65.4 million from the prior year end.

Capital expenditures for fiscal 2002 totaled $65.8 million, including $18.0 million in the fourth quarter, as the Company accelerated spending on its integrated textile manufacturing facility at Rio Nance, Honduras, and on its yarn spinning facility in Long Sault, Ontario. In addition, in the fourth quarter the Company completed the purchase of the building and property at which its newly-acquired Montreal yarn spinning operation is located.

The Company ended the fiscal year with $70.9 million of cash and cash equivalents. At the year end, the Company's $150 million revolving credit facility was entirely unutilized and available, and net debt/ total capitalization was 16%.

H. Greg Chamandy, Chairman and Chief Executive of Gildan Activewear, commented that "We are pleased to have delivered on all of our key performance targets in fiscal 2002. We have exceeded our market share and sales growth goals, we have achieved in excess of 30% growth in earnings per share, we have continued to lower our cost structure, and we have become a significant free cash flow generator, while still maintaining a strong growth profile."


OUTLOOK

On November 13, 2002, the Company reiterated its earnings guidance for fiscal 2003, calling for earnings per diluted share in the range of $2.60 - $2.70. Gildan expects to generate $25 to $35 million of free cash flow during the 2003 fiscal year, after capital expenditures. The Company continues to have an objective of sustaining long-term average annual growth in earnings per diluted share of 15 to 20%.

Mr. Chamandy concluded his comments on Gildan's results and outlook by stating that "We are delighted with the successful execution of the Rio Nance start up and excited about the impact this facility will have on our overall cost structure, starting with the 2003 fiscal year. We believe this facility will have the lowest delivered costs for the U.S. activewear market, against any global competition. We are equally pleased with the results of our vertical integration into yarn spinning, which also significantly lowers our cost structure. These investments position us well for continuing profitable growth in fiscal 2003 and beyond."

"We have ended the year in a very strong capital position, and expect to continue to generate free cash flow in fiscal 2003. During the year, one of our key priorities will be to determine the optimal utilization of our surplus cash balances. We believe we have significant growth opportunities available based on capitalizing upon our core competency as a global low cost manufacturer of basic circular knit apparel."


OTHER MATTERS

The Company announced that it intended, within the next week, to file for approval by the Toronto Stock Exchange to make a normal course issue bid in order to repurchase a maximum of 200,000 Class A Subordinate voting shares, representing less than 1% of the total Class A shares issued and outstanding at November 30, 2002. The repurchase program will be applicable for a period of one year from the date of approval by the TSX, unless terminated earlier by the Company.

As of November 30, 2002 there were 22,827,772 Class A subordinate shares and 6,094,000 Class B multiple voting shares issued and outstanding, along with 1,428,954 options outstanding.

The Company also indicated that Mr. Chamandy, and Laurence Sellyn, its Executive Vice-President and Chief Financial Officer, would be certifying its year-end financial statements when filed with U.S. regulatory authorities in early 2003.


PROFILE

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international apparel markets. The Company manufactures and sells premium quality 100% cotton T-shirts, 50% cotton/50% polyester T-shirts, placket collar golf shirts and premium quality fleece in a variety of weights, sizes, colours and styles. The company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers.

(UNLESS OTHERWISE INDICATED, ALL AMOUNTS ARE EXPRESSED IN CANADIAN DOLLARS.)

CERTAIN STATEMENTS INCLUDED IN THIS PRESS RELEASE MAY CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM FUTURE RESULTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. WE REFER YOU TO THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES REGULATORY AUTHORITIES FOR A DISCUSSION OF THE VARIOUS FACTORS THAT MAY AFFECT THE COMPANY'S FUTURE RESULTS.
                                     - 30 -

                                                  INFORMATION FOR SHAREHOLDERS:

Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. Interested parties can join the call by dialing
(888) 740-8770. The conference call can also be accessed via live webcast at www.newswire.ca or www.q1234.com.

If you are unable to call in at this time, you may access a tape recording of the meeting by calling 1-800-558-5253 and entering the passcode 21030398 on your phone. This tape recording will be available on Friday, December 6 as of noon until 11:00 PM on Friday, December 13, 2002.

                             GILDAN ACTIVEWEAR INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
            (In thousands of Canadian dollars, except per share data)

                                                     THREE MONTHS ENDED                             YEAR ENDED
                                             ------------------------------------      ------------------------------------
                                             September 29,      September 30, (1)      September 29,      September 30, (1)
                                                 2002                2001                  2002                 2001
                                              (unaudited)         (unaudited)            (audited)            (audited)
                                             ------------------------------------      ------------------------------------
SALES                                          $159,921            $115,208              $600,660             $504,867
Cost of sales                                   115,011             119,308               431,996              398,567
                                             ------------------------------------------------------------------------------
GROSS MARGIN                                     44,910              (4,100)              168,664              106,300

Selling, general and administrative expenses     15,506              31,733                63,926               76,074
                                             ------------------------------------------------------------------------------

EARNINGS BEFORE INTEREST, INCOME TAXES,
   DEPRECIATION AND AMORTIZATION                 29,404             (35,833)              104,738               30,226

Depreciation and amortization                     4,896               4,243                17,592               16,209
Interest expense                                  2,964               3,698                13,342               13,628
                                             ------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES              21,544             (43,774)               73,804                  389

Income taxes                                      1,982              (4,939)                7,312                 (427)
                                             ------------------------------------------------------------------------------
NET EARNINGS (LOSS)                            $ 19,562            $(38,835)             $ 66,492             $    816
                                             ==============================================================================
BASIC EPS
   Canadian $                                  $   0.68            $  (1.38)             $   2.33             $   0.03
   US $ (2)                                    $   0.44            $  (0.89)             $   1.49             $   0.02

DILUTED EPS
   Canadian $                                  $   0.66            $  (1.33)             $   2.26             $   0.03
   US $ (2)                                    $   0.43            $  (0.87)             $   1.45             $   0.02

(1) Net earnings (loss) include special charges and other adjustments amounting to $45.5 million on an after tax basis for the fourth quarter of 2001 and $49.5 million on an after tax basis for the year ended September 30, 2001. Supplementary measures of earnings per share do not have any standardized meaning prescribed by generally accepted accounting principles and are therefore unlikely to be comparable to similar measures presented by other companies. The purpose of presenting a supplementary measure of earnings per share is to show the earnings per share as adjusted for the impact of the "special charges and other adjustments" on an after-tax basis.


                                                     THREE MONTHS ENDED                             YEAR ENDED
                                             ------------------------------------      ------------------------------------
                                             September 29,      September 30,          September 29,      September 30,
                                                 2002                2001                  2002                 2001
                                             ------------------------------------      ------------------------------------
BASIC EPS:
   Canadian $                                  $   0.68            $   0.24              $   2.33             $   1.79
   US $                                        $   0.44            $   0.16              $   1.49             $   1.19

DILUTED EPS:
   Canadian $                                  $   0.66            $   0.23              $   2.26             $   1.72
   US $                                        $   0.43            $   0.15              $   1.45             $   1.15


(2) The U.S. dollar earnings per share are based on the Canadian results on a Canadian GAAP basis converted at the average exchange rates for the respective periods.
(3) Certain prior period figures have been reclassified to conform with the basis of presentation adopted in the current period.

                             GILDAN ACTIVEWEAR INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (In thousands of Canadian dollars)

                                                            THREE MONTHS ENDED                             YEAR ENDED
                                                    ------------------------------------      ------------------------------------
                                                    September 29,       September 30,         September 29,       September 30,
                                                        2002                2001                  2002                 2001
                                                     (unaudited)         (unaudited)            (audited)            (audited)
                                                    ------------------------------------      ------------------------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD        $ 24,580            $      -              $      -             $ 33,492

CASH FLOWS FROM OPERATING ACTIVITIES:
   Net earnings (loss)                                  19,562             (38,835)               66,492                  816
   Adjustments for:
      Depreciation and amortization                      4,896               4,243                17,592               16,209
      Future income taxes                                3,427                 632                 5,013                 (268)
      Other                                              3,374              (1,007)                4,542                 (565)
                                                    ------------------------------------------------------------------------------
                                                        31,259             (34,967)               93,639               16,192
   Net changes in non-cash working capital balances:
      Accounts receivable                               18,905              39,072                38,170              (13,130)
      Inventories                                       25,111              14,263                65,380              (56,636)
      Prepaid expenses and deposits                      1,679               1,278                   599                 (225)
      Accounts payable and accrued liabilities          (2,983)             12,768               (21,026)              39,545
      Income taxes payable                              (1,254)             (5,086)                1,488                1,755
                                                    ------------------------------------------------------------------------------
                                                        72,717              27,328               178,250              (12,499)
CASH FLOWS FROM FINANCING ACTIVITIES:
   (Decrease) increase in revolving bank loan                -             (17,915)              (35,083)              35,083
   Repayment of capital leases                          (2,358)             (1,211)               (5,120)              (5,164)
   Increase in unsecured debt                              459                   -                 2,974                    -
   Repayment of other long-term debt                    (5,579)               (503)               (6,434)              (2,210)
   Proceeds from the issuance of shares                  1,481                   -                 4,564                  987
   Increase in deferred charges                           (882)               (677)               (1,086)                (406)
                                                    ------------------------------------------------------------------------------
                                                        (6,879)            (20,306)              (40,185)              28,290

CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchase of fixed assets, net of disposals          (17,996)             (7,246)              (65,765)             (49,150)
   (Increase) decrease in other assets                  (1,517)                224                (1,395)                (133)
                                                    ------------------------------------------------------------------------------
                                                       (19,513)             (7,022)              (67,160)             (49,283)
                                                    ------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD              $ 70,905            $      -              $ 70,905             $      -
                                                    ==============================================================================

                             GILDAN ACTIVEWEAR INC.
                          CONSOLIDATED BALANCE SHEETS
                       (in thousands of Canadian dollars)

                                         September 29, 2002    September 30, 2001
                                         ----------------------------------------
                                                   (audited)             (audited)
CURRENT ASSETS:
   Cash and cash equivalents                       $ 70,905              $      -
   Accounts receivable                               87,746               125,525
   Inventories                                      112,971               178,351
   Prepaid expenses and deposits                      3,657                 4,265
   Future income taxes                                5,028                 6,915
                                         ----------------------------------------
                                                    280,307               315,056

FIXED ASSETS                                        209,247               153,572

FUTURE INCOME TAXES                                       -                 1,081

OTHER ASSETS                                          7,085                 6,942
                                         ----------------------------------------
TOTAL ASSETS                                       $496,639              $476,651
                                         ========================================

CURRENT LIABILITIES:
   Accounts payable and accrued liabilities        $ 82,168              $ 98,198
   Income taxes payable                               3,063                 2,312
   Current portion of long-term debt                  6,249                 6,416
                                         ----------------------------------------
                                                     91,480               106,926
LONG-TERM DEBT:
   Revolving bank loan                                    -                35,083
   U.S. senior notes                                110,271               106,173
   Capital leases                                     2,109                 6,139
   Other secured debt                                    34                 5,530
   Unsecured debt                                     2,452                   300
                                         ----------------------------------------
                                                    114,866               153,225

FUTURE INCOME TAXES                                  20,385                17,646

SHAREHOLDERS' EQUITY:
   Share capital                                    104,925               100,362
   Contributed surplus                                  323                   323
   Retained earnings                                164,660                98,169
                                         ----------------------------------------
                                                    269,908               198,854
                                         ----------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $496,639              $476,651
                                         ========================================

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        GILDAN ACTIVEWEAR INC.



Date:  December 6, 2002                 By: /s/  Francois D. Ramsay
                                        ---------------------------------------
                                        Name:    Francois D. Ramsay
                                        Title:   Vice-President, General Counsel
                                                 and Corporate Secretary